Exhibit 99.1

THE BOARD OF DIRECTORS OF HANWHA Q CELLS APPOINTS TWO INDEPENDENT DIRECTORS

SEOUL, SOUTH KOREA — November 23, 2015 — Hanwha Q CELLS Co., Ltd. (the “Company”or “Hanwha Q CELLS”) (NASDAQ: HQCL), one of the world’s largest manufacturers of high-quality, high-efficiency solar modules, today announced that the board of directors appointed two independent directors, Mr. Seung Heon Kim (“Steve”) and Mr. Hyun Chul Chun (“Richard”) subject to the approval by shareholders of the Company at the annual general meeting on December 29, 2015.

Mr. Seongwoo Nam, chairman and chief executive officer of Hanwha Q CELLS, said, “Both Mr. Kim and Mr. Chun bring unique skills to our Board. They have strong backgrounds in public accounting and will serve as valuable members to our Audit Committee”. Chairman Nam also acknowledged the nearly nine years of service of the two independent directors Thomas Toy and Ernst Bütler, whose terms expired. “We are grateful for the long and distinguished service that both Tom and Ernst provided to the Company as independent directors. They have been instrumental to the growth of the company and their counsel and wisdom will be missed”.

Mr. Steve Kim is vice president of the Defense Acquisition Program Institute, a non-profit organization licensed by the Defense Acquisition Program Administration (DAPA), where Mr. Kim served as Director General of Cost Accounting and Verification Group from August 2011 to August 2013. He also serves as a non-executive member of the board of directors of the Korea Consumer Agency, a public institution established under the Fair Trade Commission. From 1988 to 2011, Mr. Kim held several positions at PricewaterhouseCoopers, including audit partner, where he led audit services to a broad range of Korean and multinational companies in a variety of industries. Mr. Kim is a certified public accountant in Korea having spent over 30 years holding accounting and audit related positions. He also received his CPA from the California State Board of Accountancy. He received both his BA and MBA degrees from Seoul National University in Korea.

Mr. Richard Chun has been Managing Partner of Saesidae Accounting Corporation, which he joined in April 2014. He is also an audit committee member of Kangwon Land Inc. and part-time auditor of Unicef Korea. From 1994 to 2014, he held several positions, including audit partner and dean of Deloitte Academy. Mr. Chun is a certified public accountant in Korea and spent over 30 years holding audit related positions, including Audit Partner at Anjin Accounting Corp., a member firm of Deloitte. He holds the KICPA Registration and completed the AICPA examination. He completed his BA and MBA degrees from Yon Sei University in Korea.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Hanwha Q CELLS:

Paul Combs

V.P. of Investor Relations

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.